Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: BPW Acquisition Corp.
Commission File No. 001-33979

Important Additional Information and Where to Find It

Talbots intends to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Talbots and BPW intend to file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the transaction described herein.  Talbots intends to file a tender offer statement and other documents, as required, with the SEC in connection with the warrant exchange offer.  Investors and security holders are urged to read the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement carefully when they are available because they contain important information.  Investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus the tender offer statement and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement when they become available from Talbots by requesting them in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.

Talbots and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in Talbots definitive proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2009.  This document is available free of charge at the SEC’s web site at www.sec.gov and through Talbots by requesting it in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.

BPW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in BPW’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and from BPW by requesting it in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.

 PRESENTATION

Operator

Good morning, ladies and gentlemen. On behalf of Talbots, we would like to welcome you to The Talbots, Inc.conference call covering its third quarter 2009 earnings results. Today's call is being recorded, and at this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time.

I would now like to turn the call over to Julie Lorigan, Senior Vice President of Investor and Media Relations.

Julie Lorigan - The Talbots, Inc. - SVP, Investor & Media Relations

 Thank you. Good morning, everyone, and welcome to The Talbots, Inc. third quarter 2009 earnings conference call. Today we have with us Trudy Sullivan, President and CEO; and Michael Scarpa, Talbots Chief Operating Officer and Chief Financial Officer.

As a reminder, certain statements to be made today are forward-looking. These are based on assumptions and expectations of future events which may not prove to be accurate. They involve substantial risks and uncertainties. Actual results may differ materially from those expected or implied.

These forward-looking statements may be identified by such terms as will, expect, believe, anticipate, outlook, target, plan, initiative, estimated, strategy, and similar terms or variations. All of our outlook and financial expectations and plans as well as our assumptions underlying this information constitute forward-looking information.

We direct you to the cautionary statement being read at the end of this presentation and included in our earnings release issued today as well as in our recent SEC filings, all of which are available under the Investor Relations section at our Web site at www.thetalbotsinc.com. A replay will be available from approximately one hour after the conclusion of the call until the end of the day, December 10, 2009.

The webcast will also be available on the Investor Relations page of our Web site. With that, I would like to turn it over to Trudy.

Trudy Sullivan - The Talbots, Inc. - President, CEO

 Thank you, Julie. Good morning, everyone, and thanks for joining us. Today I will discuss Talbots very positive results for the 13 weeks ending October 31, 2009, as well as the comprehensive financing solution for our Company we announced this morning.

Mike will cover our financial performance, and then I will make some closing remarks, and we will then take your questions. We are very pleased to have announced this morning a set of financing initiatives consisting of three related agreements.

First, a definitive agreement and plan of merger with BPW Acquisition Corp., a special purpose acquisition company with approximately $350 million in cash held in a trust account for the benefit of its shareholders, to be used in connection with a business combination. Second, the retirement of all equity and repayment of all debt currently held by Talbots majority stockholder, AEON.

And third, a commitment for a new $200 million senior secured revolving credit facility from GE Capital. Taken together, these agreements will reduce Talbot's debt by approximately $330 million and reestablish Talbots with a stronger financial profile as the Company embarks on the next stage of growth. We are pleased to have developed a transaction with BPW that serves the best interests of our public shareholders while facilitating an orderly transition for our majority shareholder.

We believe the comprehensive financing solution announced today marks an important milestone in the Company's turnaround, coming just as we have announced our return to profitability and continued progress on a number of important strategic initiatives. Over the past two years, we have reinvigorated the brand, reengineered our supply chain, divested non-core businesses and streamlined our cost structure to address both competitive and market pressures.

Now, with the more flexible capital structure that will come into place as a result of these agreements, we will be even better positioned for future earnings growth and value creation for all our stakeholders. I would like to say a word about AEON. In addition to their ownership as the majority equity holder since 1988, over the past two years they have provided substantial financial support on the credit side to allow us the time and the resources to totally reinvent ourselves and to implement the financial and operational turnaround plan.

As a result of this support, we have begun to realize the significant benefit of these changes for the benefit of all our shareholders. But all good things come to an end. We are pleased that our treatment with BPW serves the best interests of our public shareholders and facilitates an orderly transition for AEON.

Now let me turn to our third quarter performance which we are very pleased with. We have shown sequential improvement over the last three quarters and have now turned the corner to profitability. Over the last two years, we have been focused on executing against a strategic plan that has changed the vast majority of our business practices, while at the same time we engaged in a process to transform our brand.

We believe our credo, tradition transformed, appropriately describes our mission, and we have been on a path to transform the Company from the inside out. We will restore Talbots to its rightful position as America's preeminent women's fashion brand, establish a culture of organizational excellence, and revitalize our commitment to community service.

Now while these times have been quite challenging the changes were necessary in order to survive and prosper in this new retail environment. We have come a long way, and we've reached a significant milestone on our road to recovery. And I want to thank each and every one of our associates for their hard work and dedication in moving our Company to this pivotal point.

You should all take pride in what you have accomplished, and the many great opportunities that lie ahead for Talbots. There is still much work to be done, but our efforts and actions are coming together and we now have a solid foundation for the future.

Now let me walk you through key highlights. Third quarter adjusted operating income from continuing operations increased $39 million and net income increased $30 million compared to the third quarter last year. We are pleased to report adjusted earnings per share from continuing operations of $0.31, significantly above our previously announced expectations and First Call consensus estimates.

These results demonstrate our tremendous operational discipline and solid execution of our strategic initiatives to restore profitability. As planned, we were less promotional in the third quarter compared to last year, and we effectively managed our inventory.

We focused our attention on delivering a strong, continuous flow of fresh full priced merchandise. By shifting to a more favorable mix of product, we drove improved full-price selling, particularly in September and October, which contributed to a significant increase in gross margin. From a product perspective, our customer responded to quality, fashion, and price, in that order.

The strongest performing categories in the quarter included pants, sweaters, and jewelry. In September, we introduced our three new pant [fits] with major marketing support across all charges and the response was amazing. We sold approximately 590,000 pairs of pants in the third quarter, representing almost 30% of the business.

We also saw a strong response to other key items, including the charming cardigan, sweater jackets, and cable V-necks. Our key item strategy is working and represented about half of our full-price sales in the quarter. We believe we have continued to position ourselves appropriately in the fourth quarter, investing in our best performing categories in key items to help drive continued improvement in full price sales.

Novelty within all categories continued to perform with positive responses to print, patterns, and embellishments. We have intensified accessories in our product matrix and our jewelry business is proving to be a strong volume and margin category.

Our accessories merchandise beautifully with our apparel and we feel strongly that this is an area that we will continue to expand going forward. And although customer traffic was down in the quarter versus last year, we did see it stabilize compared to the spring season.

Trends of both our UPT and AUR improved reflecting a positive customer response to our product assortment and an improvement in our full-price selling. Full-priced conversion is up. Importantly, our inventory is in good shape as we enter the fourth quarter, down 27% compared to last year.

In terms of early reads on the fourth quarter, we are currently seeing improved full-price selling trends continuing, driven by our key item strategy in apparel, and continued strength in sweaters, and in strong scarf and jewelry performance and accessories. We believe that our full-priced business and our focused promotional activity will benefit fourth quarter gross margin.

We will continue our conservative posture, staying the course with our efforts and discipline around inventory and costs, driving improvement and efficiencies throughout the organization.

Now let me update you on a few other corporate initiatives. As referenced in our second quarter conference call, in late August we rolled out an all-store enhanced selling skills program designed to reinvigorate our selling culture and drive improved in-store productivity.

We are making good progress and have maintained frequent and consistent messaging to reinforce laser-like focus on selling and new customer acquisition. It is early in our implementation of this program, however, we are pleased to see personal shopping appointments have increased by over 50% since the rollout of the program. And even more compelling, we are getting a 40% increase in the transaction value of our appointment sales.

Also in August we successfully relaunched our Talbots online Web site, an important strategic investment for us as we have seen a continued shift in demand away from catalog to the Web. Internet sales represented 68% of total direct marketing at the end of the third quarter compared to 63% last year.

Finally, an update on the launch of our upscale outlet business is far exceeding our financial plan with the majority of the stores performing above our expectations. We have a total of 18 upscale outlet stores up and running, and we have added a total of 12,000 new customers to our data file.

Our product deliveries continue to strengthen, and in the third quarter, sweaters, outerwear and accessories were the key drivers. Special sizes are a competitive advantage here for us as well with petites and women combined representing over 50% of our upscale outlet apparel sales. And now let me turn it over to Mike for details of our financial performance.

Michael Scarpa - The Talbots, Inc. - COO, CFO

Thank you, Trudy. Before turning to the details of our third quarter, in reference to this morning's financing announcement I would like to offer some perspective on how we reached this agreement with BPW and AEON.

We have been actively pursuing longer-term alternatives to enhance the Company's business and financial objectives and to facilitate the disposition of AEON's investment. The definitive agreement with BPW is the culmination of that process in which we have been advised and assisted by Perella Weinberg Partners and Barclays Capital.

There two are complementary objectives that drove this initiative. First, our business model is clearly improving, and we will be delighted to walk you through the details of the third quarter and our future outlook in just a few minutes. So we are making excellent progress in reshaping our operations to return to consistent profitable growth as a dynamic specialty retailer.

But our need for a more flexible balance sheet better aligned with our new business model and earnings growth led to us pursue alternatives for our long-term capital structure. Second, as part of this process, AEON decided to consider alternatives for the potential disposition of its investment in Talbots.

With Talbots operational initiatives well underway and beginning to take hold, and as we have undergone a significant turnaround with the return to profitability in recent months, it is not surprising that AEON would want to review its investment in Talbots at this time. It's been a successful partnership for both parties, enduring over 20 years.

From an investor standpoint, we recognize that there are a number of different components to this comprehensive financing announcement and it can be a bit complicated. The transaction overview presentation that we posted on our Investor Relations Web site this morning provides some additional details beyond the press release.

The slides include more specifics on our debt reduction and changes in share ownership. In particular, I would like to point you to slide 3, which outlines some of the factors we feel provide a compelling value for Talbots shareholders. Taken together, the transactions represent a comprehensive balance sheet solution that positions the Company for future growth.

It reduces outstanding indebtedness by approximately $330 million, a significant deleveraging event. It restores positive net worth. It provides sufficient liquidity with longer data maturity to manage and grow the business. It removes uncertainty with respect to the intentions of our majority shareholder and delivers control of the Company's shares back to the public shareholders.

It enhances trading liquidity and reduces overhang. It minimizes disruption to business during holiday selling season, and importantly will be accomplished with a net increase in outstanding shares of only 8 million to 26 million. Slide 7 provides the details on how limited the level of dilution will be.

I would also like to call your attention to slide number 8 which gives a sense of our next steps. Namely, we will to have complete an SEC review. Our proxy is expected to be filed within seven days. There will be a BPW shareholder vote expected by mid-February, and a warrant holder exchange offer immediately following.

We will request a Hart-Scott-Rodino early termination for the regulatory approval process. And the GE financing, or similar alternative financing, will have to be consummated. All in all, our expectation is for the transaction to close by the end of the first quarter 2010.

Now let me address the third quarter financials as we believe we are clearly on the right path to continuous improvement. Total sales from continuing operations were $309 million compared to $357 million last year. Retail sales were $255 million compared to $303 million last year. This decrease was driven by a 15.9% decline in comp store sales for the 13-week period.

Direct marketing sales in the third quarter, which include catalog and Internet, were essentially flat at $53 million compared to $54 million last year. In the third quarter, we aggressively promoted direct marketing sales that originated in our stores via our Red Line phones which are direct lines to our telemarketing center. This resulted in a stronger performance in our direct channel compared to our stores.

We are channeled agnostic and focused on fulfilling our customers' desire with the same high level of customer service in stores, catalog and on the Web. From a business perspective, we believe that this initiative will help us keep inventories lean while maximizing overall sales.

Third quarter cost of sales, buying, and occupancy was well ahead of guidance at 60.1% of net sales versus 68.4% last year. This improvement was primarily due to a 900-basis-point increase in merchandise margins driven by improved IMU and strong full price selling offset by 150-basis-point occupancy deleverage.

We also saw continued improvement in selling, general, and administrative expenses in the third quarter, with $99 million versus $127 million last year. This represents a $28 million or 350-basis-point decline resulting from the ongoing execution of our expense reduction program.

By the end of 2009 we anticipate that we will be close to achieving our 2010 goal of $150 million in annualized cost reductions. These improvements have resulted in a profitable third quarter following five consecutive quarters of operating losses.

We are pleased with our performance and reiterate that we believe our strategic initiatives are appropriate and adding value. Our third quarter operating profit excluding restructuring and impairment was $24.1 million, compared to a loss of $14.5 million last year, a $39 million increase.

Moving to the balance sheet. The progress made on our strategic initiatives to improve operating performance has been an overall positive to the balance sheet as well. Our stronger product performance, aggressive inventory management and relentless cost control has resulted in cash flow from operating activities of $21 million at the end of the third quarter.

We ended the third quarter with total accounts receivable of $183 million versus $207 million last year. Our receivables remain in excellent condition. Our continued focus on aggressively managing inventory levels resulted in total inventory of $166 million, down 27% to last year.

On a two-year basis, our total inventory levels are down approximately 40%. We believe these levels are appropriate entering the fourth quarter. Our total debt outstanding at the end of the quarter was $491 million compared to $435 million in the same period last year.

We ended the quarter with a cash balance of $72 million versus last year's $22 million. This includes net cash proceeds from the sale of J. Jill, some of which will be used to fund outstanding obligations including lease termination fees and a final working capital adjustment which are likely to be determined in the fourth quarter.

In terms of our short-term bank indebtedness coming due between late December and April as we've stated in our release we will rely on our April 2009 financial support commitment from AEON in combination with using the existing $150 million line, AEON secured revolving credit facility for the repayment of the short-term bank indebtedness. We are in discussions with AEON concerning the terms of this additional finance.

Our capital expenditures from continuing ops for the nine-month period were $17 million compared to $32 million last year. Our capital expenditure plan for 2009 is currently forecasted to be approximately $22 million compared to $45 million last year.

Turning now to the fourth quarter earnings expectation, at this time we are projecting an operating loss per share from continuing operations, excluding restructuring and impairment and other special items, to be in the range of $0.06 to $0.14 compared to an adjusted loss per share of $2.27 last year. We are currently planning for total sales to be down in the range of 6% to 8% compared to last year's fourth quarter.

Cost of sales, buying, and occupancy is expected to improve to approximately 64% to 65% of sales. All this driven by solid improvement in merchandise gross margin. SG&A expenses for the fourth quarter are expected to be in the range of $105 million to $108 million compared to $141 million recorded last year.

Our posture remains conservative given the uncertain environment with a focus on expense management, inventory control, liquidity, and cash flow. And we expect that our transition with BPW to substantially enhance our balance sheet and our future competitiveness. Thank you, and let me turn it back to Trudy.

Trudy Sullivan - The Talbots, Inc. - President, CEO

 Thanks, Mike. We have worked hard over the past two years retooling our internal processes and orchestrating a turnaround of our Talbots brand. I could not be more pleased with where we are at this particular juncture.

We have made great progress in modernizing our merchandise and we are operating with much leaner inventory, a leaner corporate staff and a dramatically reduced capital spending plan. Further, in just one year, we are approaching our two-year goal to reduce costs by $150 million on an annualized basis.

And as I stated earlier, looking at our third quarter results and our outlook for holiday season in Q4, the Company has begun to realize a significant benefit from all of these changes for the benefit of all of our shareholders. Finally, our comprehensive financing initiative equip us with a strong financial profile as we embark on our next stage of growth and value creation.

Thank you, and now we would be happy to take your questions.

 QUESTION AND ANSWER

Operator

Ladies and gentlemen, at this time we will be opening up the call for the question-and-answer session. (Operator Instructions) We'll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Todd Slater of Lazard Capital Markets.

Jennifer Davis - Lazard Capital Markets - Analyst

This is Jennifer for Todd. First of all, congratulations on a very good quarter. And then let me ask one question about the transaction and then a little bit about the ongoing business. First, is there any indication of how the SPAC shareholders are likely to vote? Have you talked to them and gotten any idea?

Michael Scarpa - The Talbots, Inc. - COO, CFO

For this deal to get consummated, obviously, we need shareholder approval from the SPAC, but I think there's a certain confidence level in terms of the confidence level with their management group. We're fairly confident that this thing will get done.

Jennifer Davis - Lazard Capital Markets - Analyst

Okay, great. And then can you talk a little bit about the 980-basis-point increase in merchandise margins? How much of that was from better sourcing, and how much was from higher full-price selling, and how should we think about that going forward, especially with Li & Fung and when should we start seeing the Li & Fung benefits? Will that be next year?

Michael Scarpa - The Talbots, Inc. - COO, CFO

Well, yes. From a Li & Fung perspective they've taken over our business as of September. They will begin sourcing in earnest for us in the summer 2010 season. So obviously we expect to see continuous improvement overall in terms of our initial mark-ups.

As I look at the basis-point improvement, obviously, Trudy spoke about the strong full-price selling which had a major impact on the overall 980-basis-point improvement, and obviously from an IMU perspective, all the progress that we've been talk about over the last six to nine months in terms of our sourcing initiatives contributed a great deal also.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Jennifer, it's important to realize strategically we've put a real emphasis on the ratio of full-price to markdown inventory. We've managed our inventories very, very carefully. We've managed our flow carefully.

We've also really reengineered our merchandise mix to have a very compelling offer of key items, which as I said in my remarks are over 50% of our sales in the quarter. So all of these things combined have come to fruition to really enable us to have a much higher percentage of full-price sales to markdown sales, and that is our strategy for fourth quarter and going into 2010.

Jennifer Davis - Lazard Capital Markets - Analyst

Yes, Trudy, imagine how strong sweater sales will be now that it's turned cold. (laughter) One last quick question, what are the sustainability of these cost cuts? How much of the SG&A cuts are fixed versus variable?

Michael Scarpa - The Talbots, Inc. - COO, CFO

Well, as I've stated before, that our goal was $150 million to attain over a two-year period, and we're fairly close to completing it within a 12-month period. Our sense is that most of these will continue to fall to the bottom line. We will continue to look for opportunities to reduce costs as we begin operations in 2010.

We will look to drive some of those cost reductions to the bottom line, but we'll also be spending back in terms of top-line initiatives to help drive sales.

Jennifer Davis - Lazard Capital Markets - Analyst

All right, thanks, guys. Good luck.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Jennifer.

Operator

Your next question comes from the line of Jennifer Black of Jennifer Black & Associates.

Jennifer Black - Jennifer Black & Associates - Analyst

Good morning, and let me add my congratulations as well. You guys have worked really hard.

I wondered if you could talk a little bit about your focus groups, and I wondered if the feedback that you're getting for spring and summer, are you make significant changes based on the focus groups?

And then I also wondered what you're doing to improve the stores to better replicate the beautiful catalogs, and I did see a little bit in graphics. So if you could talk about those two things, that would be great.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Jennifer. As you know, we have a very active communication strategy with both of our loyal customers and customers that we hope to win over to the brand. And this includes a number of things. Our online panel. We have just conducted a series of focus groups to some key markets.

I will tell that you we are generally pleased with the reaction from both the customer and the non-customer to the offer that we have coming up for spring and summer. As you know, we made a lot of adjustments to this fall's assortment based on some of our performance last spring. We're a bit more dynamic in how we manage this process now.

The interesting thing to us is we are getting really some of the highest scores from our loyal customer on the merchandise content. She's really quite pleased with what she is seeing, even though she's still somewhat conservative in her purchasing behavior.

What's encouraging to us, though, is in our interaction with non-customers, or customers who haven't checked out the Talbots brand for a couple of years that they are pleasantly surprised with what they are seeing. And when we actually entice them to come into the stores they have a very high intent to purchase score. So we're excited.

We have still a lot of work to do there and customer acquisition is a real key focus for us, but all in all, I would say that all through the development of both spring and summer, we have taken into account all of the customer feedback that we get on a quite regular basis.

Turning to the store visuals, and you are very consistent in your questioning of this. You've asked this now for every quarter, and we're listening. We have a real desire to continue to enhance the look and feel of our stores.

We certainly put our emphasis on the change of the catalog, and in the upgrading of our Web platform. We're very pleased that we felt that's really where we needed to start, in terms of reinvigorating the brand, and now we are fully focused on how we can bring that same excitement to store level. We are experimenting with different formats right now.

We certainly are developing a visual plan we'd like to move out with in 2010, but I would ask to you stay tuned for more information on that in the next conference call.

Jennifer Black - Jennifer Black & Associates - Analyst

Any idea when we will start to see signs of that?

Trudy Sullivan - The Talbots, Inc. - President, CEO

Well, we aren't starting to do it now, but we have a big store fleet, so you will see us step that up in the spring and summer period.

Jennifer Black - Jennifer Black & Associates - Analyst

Okay, great. Good luck.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Jennifer.

Operator

Your next question comes from the line of Adrienne Tennant with FBR Capital Markets.

Adrienne Tennant - FBR Capital Markets - Analyst

Good morning, and let me add my congratulations on both the business and the comprehensive program. I apologize, I've been trying to go through everything really quickly, but, Michael, can you kind of walk us through -- I'm looking at slide four on the Web site.

And I'm trying to figure out, can you walk us through the understanding of how we came up with the dilution. And I guess at the end of the day, really, my question is how did BPW and AEON and you come to a valuation on AEON's equity position and how should we think about that in terms of putting an equity valuation on the Company?

Michael Scarpa - The Talbots, Inc. - COO, CFO

First of all, as we look at the transaction and the number of shares that will be issued, it's a floating range based on a Talbots share price. So we've locked in at a BPW share price, and obviously the exchange rate will fluctuate based on our share price. As far as how we came together to determine a price on AEON's equity and debt, AEON has been a tremendous supporter of the Company. But they obviously were looking for strategic alternatives to their investment.

They've obviously stood behind the Company over the past two years with tremendous support from a debt level and really stepping up at the beginning of this year in terms of the support they gave us in terms of the guarantees of our bank loan and the other $150 million line that they have put forth. But obviously they've been looking at their own strategic alternatives and determining where they wanted to focus their business.

You could look at all their press releases, et cetera, and obviously they're focusing big time on the Asia and China market.

Adrienne Tennant - FBR Capital Markets - Analyst

So was it -- when they forecasted the numbers to come to the valuation, were you looking at an EV to sales metric, an EBITDA metric? I guess I'm just trying to figure out --

Michael Scarpa - The Talbots, Inc. - COO, CFO

Obviously, we looked at all of those metrics in terms of our current positioning and outlook for 2010, 2011, and 2012. Obviously, went round and round quite a bit, and at the end the three parties agreed on what pricing we should be offering.

Adrienne Tennant - FBR Capital Markets - Analyst

Okay, and then my final question and then I'll get back in the queue, what's the interest rate -- and I may have missed this -- on the $200 million LOC from GE?

Michael Scarpa - The Talbots, Inc. - COO, CFO

We did not talk about that at this point in time. But it will actually be slightly cheaper than what we're currently paying AEON for --

Adrienne Tennant - FBR Capital Markets - Analyst

Okay, so your interest expense goes down materially?

Michael Scarpa - The Talbots, Inc. - COO, CFO

And it will also goes down based on the fact that we have a significant reduction in debt with this infusion of capital.

Adrienne Tennant - FBR Capital Markets - Analyst

Right, exactly. Well, congratulations and good luck.

Michael Scarpa - The Talbots, Inc. - COO, CFO

Thank you.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Adrienne.

Operator

Your next question comes from the line of Betty Chen of Wedbush Securities.

Betty Chen - Wedbush Morgan Securities Inc. - Analyst

Thank you, good morning. Congratulations on a great quarter. I was wondering if you can speak a little bit to the holiday season, Trudy? So far I think you have talked about how you were less promotional in the third quarter, and that greatly enhanced your merchandise margin on top of the fact that customers are reacting very favorably to the updates in your merchandise.

Give us a sense, if you could, on what that customer is reacting to so far in the holiday season. Is she still less price sensitive given the changes in the merchandise? And then also, as we progress, how are you thinking about the timing? Every year we seem to talk about that she's shopping later and later.

How are you thinking about that in timing your marketing messaging, and your product flows to meet her needs? Thanks.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Well, first of all, I will tell that you we are being extremely disciplined. We have very measured promotions through the fourth quarter, as you would expect, and I won't get into those too deeply other than to say that we are exercising the same discipline in fourth quarter that we exercised in third quarter.

We really are pushing for the full price/markdown ratio to be improved as we had done and achieved in third quarter. We're pleased. We're seeing the same trends from a product perspective continue. We're pleased with our sweater business. We certainly are pleased with our knit business.

We're pleased with the customer reaction. We are seeing our traffic trends are stable, just as we saw them in third quarter. So we're pleased to see the continuation of the stability of traffic even though it does represent a slight decline to last year.

So you will see us be as disciplined in fourth quarter as we were in third quarter, and as I said in my opening remarks, we anticipate that will lead to a good improvement in margin results.

Betty Chen - Wedbush Morgan Securities Inc. - Analyst

If I could follow up on that, inventory, as you mentioned, was so clean coming out of the third quarter. Are there areas where you feel like you wish you had more merchandise in order to support the sales during the holidays?

Trudy Sullivan - The Talbots, Inc. - President, CEO

We have plenty of merchandise to achieve our holiday plan.

Betty Chen - Wedbush Morgan Securities Inc. - Analyst

Okay, thank you so much and best of luck.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Betty.

Operator

Your next question comes from the line of Paul Lejuez of Credit Suisse.

Tracy Kogan - Credit Suisse - Analyst

Hey, thanks. It's Tracy Kogan at Credit Suisse. Two questions. Just a follow-up on the GE debt. Wondering if there are any covenants on that debt? And then, secondly, if you could just talk about your initial thoughts for CapEx and store openings for next year and if you're expecting a ramp-up of stores there? Thanks.

Michael Scarpa - The Talbots, Inc. - COO, CFO

There are no covenants involved with the GE debt. We'll get into the 2010 operating plan next quarter when we have our earnings release. But we'll talk about store openings and CapEx expenditures, et cetera. But from a CapEx perspective I will tell you we're expecting a modest increase.

Tracy Kogan - Credit Suisse - Analyst

Thank you.

Operator

Your next question comes from the line of Richard Jaffe of Stifel Nicolaus.

Richard Jaffe - Stifel Nicolaus - Analyst

Thanks very much, guys. Really great quarter. Couple of quick follow-ons.

The first would be your relationship with Li & Fung and the opportunity to operate on account, that is to say to require less capital to fund your goods on order. Is that going to be a likely scenario in 2010, that your borrowing needs will be reduced based on Li & Fung?

Michael Scarpa - The Talbots, Inc. - COO, CFO

Obviously, our goal is to get on open account with all our contractors, and for the most part that was accomplished in 2009. We don't anticipate a significant decline.

Richard Jaffe - Stifel Nicolaus - Analyst

Okay. And when you refer to traffic is that footfalls or is that transaction?

Trudy Sullivan - The Talbots, Inc. - President, CEO

It's footfall.

Richard Jaffe - Stifel Nicolaus - Analyst

And so you are seeing a consistent traffic week-to-week the last quarter and consistent with the prior quarter? Is that correct?

Trudy Sullivan - The Talbots, Inc. - President, CEO

This quarter and consistent with third quarter.

Richard Jaffe - Stifel Nicolaus - Analyst

Oh, I'm sorry, this quarter to date and third quarter? Right.

Trudy Sullivan - The Talbots, Inc. - President, CEO

That's right.

Richard Jaffe - Stifel Nicolaus - Analyst

Okay, thanks very much.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Richard.

Operator

Your next question comes from the line of Marni Shapiro of The Retail Tracker.

Marni Shapiro - The Retail Tracker - Analyst

Hey, guys, congratulations. You really deserved this quarter. I had a couple of quick follow-ups. One on real estate. If you can just talk a little bit about updating and upgrading your stores, maybe into 2010 and a couple of years out, because I know you had an initiative there with the new prototype and the new look to the store. So I was curious where we stand on.

And then if you could just circle back on fall, you talked about the key items selling very well, but I personally thought your stores looked beautiful with all the blues and the purples. So can you talk a little bit about what she's reacting to color-wise in your store as well?

Trudy Sullivan - The Talbots, Inc. - President, CEO

She loved that pallet actually, Marni. That was our October delivery, and it was very strong. She loved September as well. But I think what she really loves is the constant flow of fresh product.

We have a high frequency of business, especially from our loyal customers. She loves to come in the store and see that [taste] of change. So we're quite pleased with both the results of September and October and so far with fourth quarter.

As I answered the earlier question, we are doing a lot of experimenting with the visual enhancement of our stores. We have a number of things going on in our top 50 stores to really kind of develop what our investment thesis would be as we're able to roll this out to a broader base of stores.

And certainly we can prove to ourselves that visual enhancement has a positive effect on the performance of the store. So the visual enhancement, along with the store productivity program is a really -- it's a great combination to improve store productivity, and we'll talk more about that as we talk about next year.

Marni Shapiro - The Retail Tracker - Analyst

And the visual enhancements, you mean everything from what you see in the fitting room to the carpet and the paint on the walls?

Trudy Sullivan - The Talbots, Inc. - President, CEO

Everything, to the horizontal hanging, to the messages that we have all throughout the store, the fitting rooms, all of our selling aids, everything. The windows. As our chief marketing officer likes to remind me all the time, we have miles and miles of windows.

Marni Shapiro - The Retail Tracker - Analyst

And they've been looking great. So, congratulations, you guys, and good luck with the rest of the holiday season.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thank you, Marni.

Operator

Your next question comes from the line of Roxanne Meyer of UBS.

Roxanne Meyer - UBS - Analyst

Great. Good morning. Let me add my congratulations. A couple of questions. First, on traffic trends. I guess I'm just curious with the comp down about 16% in the third quarter, you mentioned that AUR and units were flat to slightly up so the balance of that being a high teens decline in the number of transactions.

I guess I want to understand and appreciate your strategy for driving transactions, getting that growth back, and to what extent does that reflect customers that are no longer coming to Talbots and that you don't mind losing versus needing to get some of that core customer back?

And, I guess, how much runway do you have in terms of getting that customer back versus now needing to get a new customer?

Trudy Sullivan - The Talbots, Inc. - President, CEO

Roxanne, the transactions are totally related to the markdown sales, and we're not chasing low quality, low margin markdown business. We're not interested in that. This is kind of curing the brand of a habit that it had lived on for a long time.

So our full-price penetration is up and our full-price comp is up. So we're quite pleased to see that happening. We are attracting a new customer to the brand. More excitingly, we are reengaging with the customer who left the brand several years back, so our reactivation efforts are quite promising.

This is a brand that was established as a full-price fashion brand for an affluent customer, and it's not meant to be living on just promotion after promotion, cheap markdown after cheap markdown. It is not the business that we are after.

I think that as we calibrate the brand better, as we see traffic trends continue to stabilize and improve, you will see us even be more aggressive on the full price side. But we are not a brand that price promotes extraordinarily. There's a certain amount of that in our business for sure, but as I said in the opening comments, she reacts to fashion, quality, and then price.

That is her hierarchy of value. And that's where we intend to run the business.

Roxanne Meyer - UBS - Analyst

Okay, thanks. That's actually really helpful. And then, as a follow-up, how many board seats might be available as a result of AEON getting out of the business, and also how much management influence could BPW have?

Michael Scarpa - The Talbots, Inc. - COO, CFO

A lot of this information will come out in our proxy which we'll file within the next seven days, but our sense right now is we have four AEON directors who will resign from the board, and together with the independents, there will be three new ones joining.

From an overall management perspective, the BPW SPAC is just what it is, it is a special purpose acquisition corporation and doesn't really have a management team, et cetera. But obviously from a board perspective theyt'll be working with our independents to choose the remainder of the board.

Roxanne Meyer - UBS - Analyst

Okay, great, and best of luck for holiday.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thanks, Roxanne.

Michael Scarpa - The Talbots, Inc. - COO, CFO

Thank you.

Operator

Your next question comes from the line of Kimberly Greenberger of Citigroup.

Meg Marchant - Citigroup - Analyst

Hi. This is Meg for Kimberly. We would like to add our congratulations, as well, on a nice improvement and your profitability this quarter. Two quick questions.

Can you comment on comp trends through the quarter? Did you see any sequential improvement for the quarter, or was it more volatile? And when do you think your inventory composition relative to last year will be in a position to drive positive comps potentially?

Michael Scarpa - The Talbots, Inc. - COO, CFO

Well, two things. Obviously, as business tailed off at the end of last year, we expect our comps to improve sequentially against those numbers, so we're seeing that in the month of November and we see that improving through the month of December, the few days that we have so far.

As far as inventory trends go, to drive positive comps, as we've been trying to stress all along, we're really interested in driving full-price sales. We've totally adjusted our business model to focus on full-price sales. We've adjusted our overall structure and cost of the organization to be in line with driving full price sales.

That being said, as we get into Q2 and Q3 of next year, we think that all the excess inventory that was purchased for the spring 2009 six-month season we will anniversary, and thus we think that we should start to see a much more positive comp as we end up Q2 and as we move into Q3 of next year.

Meg Marchant - Citigroup - Analyst

Great, thank you. And do you see any additional cost saving opportunities for 2010?

Michael Scarpa - The Talbots, Inc. - COO, CFO

We certainly do. We're continuing to drive continual and rigorous expense control in the organization. All key members of our management group are in tune with that, and we expect to see savings as we go into the 2010 planning process.

As I did mention before, we will look for some of those savings in some areas to help us drive some of the marketing initiatives that we have planned for 2010. So some will drop to the bottom line, but others will be reinvested into the business to help drive top line.

Meg Marchant - Citigroup - Analyst

Okay, great, thanks so much.

Operator

Your next question is a follow-up from the line of Adrienne Tennant of FBR Capital Markets.

Adrienne Tennant - FBR Capital Markets - Analyst

Oh, hi, again. Trudy, I wanted to ask you about your prospecting initiatives with the marketing, how those are going? And I know you have tracked the kind of target age range and how that's been kind of coming down over the past, call it 18 to 24 months, then, Mike, my follow-up would be what tax rate? I'm assuming we're kind of flat on the taxes for fourth quarter and throughout 2010 at this point? Thanks.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Well, Adrienne, I think I mentioned a little bit earlier in the call, we're pleased with the response to our reactivation. So we are actually looking to accelerate reactivation attempts as we go into 2010, but quite pleased there. We're very pleased with the results of our social networking. We're very active out in the blogosphere and also on Facebook.

We are working with a group that has really helped us to identify prospective customers on the Web with really, really strong results. So we're very happy with what's happening there. Again, it's early days. The launch of the new platform for the Web, it really enabled us to step up our efforts there in the back half.

We are pleased with the customer acquisition that's coming as a result of that investment. So you will see us talk more about that as we go forward.

Adrienne Tennant - FBR Capital Markets - Analyst

How about with regard to circulation? Is there a percentage of the circulation, for example, 2010 over 2009, is there a larger percent being allocated toward prospecting?

Trudy Sullivan - The Talbots, Inc. - President, CEO

I'm was going to ask you to just hold on that question until we really talk about 2010. But I would -- you're heading in the right direction.

Adrienne Tennant - FBR Capital Markets - Analyst

Okay, great.

Michael Scarpa - The Talbots, Inc. - COO, CFO

And from a tax rate perspective, we're planning approximately a $0.5 million in taxes for the fourth quarter. We expect that trend to continue through 2010. Obviously, we've put up a full valuation allowance in Q4 of last year.

Adrienne Tennant - FBR Capital Markets - Analyst

Okay, wonderful. Thank you.

Operator

Your next question comes from the line of Barbara Wyckoff of Jesup & Lamont.

Barbara Wyckoff - Jesup & Lamont Securities Corp. - Analyst

Hi, everyone. Good progress. I missed the beginning of the call. I don't know if you gave an update on the pant initiative. Are you carrying the new fits in all fabrications? Then, I guess, Trudy, your thoughts on end use, casual versus more dressed up looks. Do you see them moving closer together versus the prior very clear delineation of end use?

Trudy Sullivan - The Talbots, Inc. - President, CEO

Yes, I think absolutely that they're moving closer together. We sold over 590,000 pairs of pants with the launch of our new pant set initiative. You can well imagine that we continue to expand that offer in terms of fabrication. We're really quite pleased with the customer's acceptance of this fit. So Lucy us continue to push forward there.

Barbara Wyckoff - Jesup & Lamont Securities Corp. - Analyst

Great. Good luck. Thank you.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thank you.

Operator

Your next question is a follow-up from the line of Jennifer Black with Jennifer Black & Associates.

Jennifer Black - Jennifer Black & Associates - Analyst

Thanks for taking my question. You guys have made some excellent changes in your employee incentive program, and I wondered if we would expect further refinement?

And then, secondly, there were some items, like, for example, the cashmere sweater with the Swarovski Crystal, and there's a lot of items that aren't in a lot of the stores and I wondered if we would see a change that, or is that the way you are going to manage your inventories? Thanks a lot.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Jennifer, we are being incredibly disciplined when it comes to inventory. But one of the things that Mike referred to in his opening remarks is the use of the Red Phone in our stores. We have seen a terrific -- we look at that as almost a virtual stock room.

And 85% of the sales that are taken on the Red Phone, which is the phone that is located in our stores that connects directly to our telemarketing center, 85% of those Red Line sales are assisted by a sales associate in our store, which really refers to the first part of our question. I think you're referring to our new store productivity program ?

Jennifer Black - Jennifer Black & Associates - Analyst

Right. Well, I know about the Red Phones. That's been an amazing change.

Trudy Sullivan - The Talbots, Inc. - President, CEO

It's been an amazing change. It's part of the new productivity program that we launched in August. We've given our sales associates a number of new tricks and a number of new tools that they can use to improve productivity, that being one of them.

During this time when we are being very strict on our inventory, we've been able to really capture sales at store level because of the ability for the associates to bring a customer over to the Red Phone. We use an internal term called channel agnostic.

We want her sale, regardless of what channel she chooses, to engage with us and we will continue to be -- we're not ever going to go back to the over inventory days of our past. We're going to continue to be extremely focused. And, again, when we talk to you in 2010 about some of our initiatives at store level, we can give you some more information on how we're going to handle the whole segmentation of our store portfolio.

Jennifer Black - Jennifer Black & Associates - Analyst

As for as the inventory?

Trudy Sullivan - The Talbots, Inc. - President, CEO

As far as the inventory, as far as the visual, as far as far as selling enhancements.

Jennifer Black - Jennifer Black & Associates - Analyst

Okay, all right, great. Thanks a lot. You guys have done a great job.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thank you.

Operator

We now have time for one more question. Your last question is a follow-up from the line of Todd Slater of Lazard Capital Markets.

Jennifer Davis - Lazard Capital Markets - Analyst

Hi, again. Mike, you guys generated high-single-digit EBIT margin on basically a negative 16% comp in the third quarter.

I know that your third quarter is usually your highest margin quarter. But I guess what kind of sales productivity are you looking for to get back to maybe a high-single-digit to low-double-digit annual EBIT margin? Thanks.

Michael Scarpa - The Talbots, Inc. - COO, CFO

I think we'll talk a little bit about that as we unveil our 2010 planning process, but obviously we've given guidance for Q4 to be basically in the same range of the slightly over $300 million in sales that we've achieved in the first three quarters. Our sense is with the productivity initiatives that we have in the stores, Trudy gave you a little hint in terms of the segmentation model that we're planning as we go through 2010.

We think we have real opportunity to drive productivity. And as you look at what a 5% or 10% improvement in productivity can mean on a quarterly basis and an annual basis from a sales perspective and, our margin improvements that we've demonstrated in Q3, from a full price selling and an increased IMU, all the opportunities around the sourcing arrangements with Li & Fung and then continuous expense programs that we have in place here, we see a tremendous opportunity to drive that operating margin line.

Jennifer Davis - Lazard Capital Markets - Analyst

Thanks.

Operator

Thank you. I would now like to turn the conference over to Ms. Sullivan for closing remarks.

Trudy Sullivan - The Talbots, Inc. - President, CEO

Thank you all for joining us today. This has been a very exciting day for Talbots, an exciting time for laying the foundation for our future growth and our future ability to deliver tremendous value to our shareholders.

And I would just like to end this call once again with a tremendous thank you to the associates of Talbots who have worked so diligently to bring this day about. We have a lot of work to continue to do, but I think we have best team in the industry to do it with. So thank you.

Operator

This concludes The Talbots, Incorporated conference call. We will now proceed with our forward-looking statements. In addition to the information set forth in this press release, you should carefully consider the risk factors and risks and uncertainties included in the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q as well as in this press release below.

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified with such forward-looking terminology as expect, achieve, plan, look, believe, anticipate, outlook, will, would, should, potential, or similar statements or various of such terms.

All of the information concerning our outlook, future liquidity, future financial performance and results, future credit facilities and availability, future cash flows and cash needs and other future financial performance are forward-looking information.

Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about the Company are not guarantees of future results or performance and involve substantial risk and uncertainty, including assumptions and projections concerning our liquidity, internal plans, regular price and markdown selling, operating cash flows and credit availability for all forward periods.

Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties including the following risks and uncertainty.

The continuing material impact of the deterioration of the U.S. economical environment over the past two years on our business' continuing operations, liquidity, financial plans, and financial results, including substantial negative impact on consumer discretionary spending and consumer confidence, substantial loss of household wealth and savings, the disruption and significant tightening in the U.S. credit and lending markets, and potential long-term unemployment levels.

Agreement and consummation of any transaction to address financing and long-term strategic objectives, our level of indebtedness and our ability to refinance or otherwise address our short-term debt maturities, including all AEON short-term indebtedness on the terms or in amounts needed satisfy these maturities and to address our longer-term maturity as well as working capital, strategic investment, and other cash requirements.

Any lack of sufficiency of available cash flows and other internal cash resources to satisfy all future operating needs and other Company cash requirements. Finalization of all arrangements and satisfaction of all conditions to AEON commitment to finance near-term indebtedness including negotiation and preparation of a loan documentation, any conformity due diligence, perfection of all liens, sufficiency of collateral and satisfaction of all other borrowing conditions.

Satisfaction of all borrowing conditions under all AEON credit facilities including no events of default, accuracy of all representations and warranties, solvency conditions, absence of material adverse effect or change, and all other borrowing conditions. Risks of any default under our credit facility.

Our ability to achieve our 2009 financial plan for operating results, working capital, liquidity and cash flows, risks associated with the appointment of and transition to a new exclusive global merchandise buying agent, and that the anticipated benefits and cost savings from this arrangement may or may not be realized or may take longer to realize than expected, and risk that upon any cessation of the relationship for any reason we would be able to successfully transition to an internal or other external sourcing function.

Our ability to continue to purchase merchandise on open account purchase terms at existing or future expected levels and with the extended payment of accounts payable and risk that suppliers could require earlier or immediate payment or other security due to any payment concern or timing.

Risks and uncertainties in connection with any need to source merchandise from alternate vendors, any disruption in our supply of merchandise, our abilities to successfully execute, fund, and achieve our supply chain initiatives, anticipated lower inventory levels, cost reductions, and our other initiatives.

The risk that anticipated benefits from the sale of J. Jill brand business may not be realized or may take longer to realize than expected, and the risk that estimated or anticipated costs, charges, and liabilities to settle and complete the transaction and exit from the disposal of the J. Jill brand business, including both retained obligations and contingent risks or assigned obligations may materially differ from our -- or be materially greater than anticipated.

Our ability to accurately estimate and forecast future regular price and markdown selling, operating cash flows and other future financial results and financial position. The success and customer acceptance of our merchandise offerings, future store closings and success and necessary funding for closing underperforming stores, risks of impairment of goodwill and other intangible and long-lived assets and the risk of continued compliance with the NYSE continued listing conditions.

All of our forward-looking statements are as of the date of this press release only. In each case, actual results may differ materially from such forward-looking information. The Company can give no assurance that such expectations or forward-looking statements will prove to be correct.

An occurrence of, or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in this press release are included in our periodic reports filed with the Securities and Exchange Commission could materially and adversely affect our continuing operations and our future financial results, cash flows, prospects, and liquidity.

Except as required by law, the Company does not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates, or projections or other circumstances affecting such forward-looking statements occurring after the date of this release even if such results, changes or circumstances make it clear that any forward-looking statement will not be realized.

Any public statements or disclosures by us following this release which modify or impact any of the forward-looking statements contained in this release will be deemed to modify or supersede such statements in this release.

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